                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934
                  For the fiscal year ended December 31, 2000

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from         to
                                              --------   ---------

                  Commission file numbers 1-2116 and 333-32530



         TRIANGLE PACIFIC CORP. NON-UNION HOURLY EMPLOYEES' 401(K) PLAN
                            (Full title of the Plan)

                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                        Page No.
                                                                        --------

Item 1.    Independent Auditors' Report                                       4
           ----------------------------

Item 2.    Statements of Net Assets Available for Benefits
           -----------------------------------------------
           December 31, 2000 and 1999                                         5

Item 3.    Statements of Changes in Net Assets Available for Benefits
           ----------------------------------------------------------
           Years ended December 31, 2000 and 1999                             6

Notes to Financial Statements                                              7-12

Schedule of Assets Held for Investment Purposes                              13

Exhibits                                                                     14
--------
Consent of Independent Auditors

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                         TRIANGLE PACIFIC CORP. NON-UNION HOURLY
                                         EMPLOYEES' 401(K) PLAN


June 28, 2001                            By: /s/: Jennifer E. Wisdom
                                         ----------------------------

                                         Jennifer E. Wisdom
                                         Vice President Human Resources

                          Independent Auditors' Report

To the Profit Sharing Committee of the
   Triangle Pacific Corp. Non-Union Hourly
   Employees' 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Triangle Pacific Corp. Non-Union Hourly Employees' 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Triangle Pacific Corp. Non-Union Hourly Employees' 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
May 28, 2001

                            TRIANGLE PACIFIC CORP.
                    NON-UNION HOURLY EMPLOYEES 401(k) PLAN

               Statements of Net Assets Available for Benefits

                          December 31, 2000 and 1999


                                                           2000               1999
                                                      ----------------   ----------------

Assets:
    Investments, at fair value (note 5):

       Armstrong Holdings, Inc. common stock       $            8,277 $            6,359
       Fidelity Magellan Fund                                 198,914            204,625
       Fidelity Equity Income Fund                            231,114            189,749
       Fidelity Intermediate Bond Fund                        119,463             91,837
       Fidelity Overseas Fund                                  23,248             28,203
       Fidelity Asset Manager Fund                             75,608             66,694
       Fidelity Retirement Money Market Fund                  191,616            156,671
                                                      ----------------   ----------------

                   Total investments                          848,240            744,138
                                                      ----------------   ----------------

    Receivables - participants (note 2)                         3,856              2,526
                                                      ----------------   ----------------

                   Total assets                               852,096            746,664
                                                      ----------------   ----------------

Net assets available for benefits                  $          852,096 $          746,664
                                                      ================   ================


See accompanying notes to financial statements.

                               TRIANGLE PACIFIC CORP.
                       NON-UNION HOURLY EMPLOYEES 401(k) PLAN

             Statements of Changes in Net Assets Available for Benefits

                       Years ended December 31, 2000 and 1999


                                                                                            2000               1999
                                                                                        --------------    ---------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividend income                                                  $         52,944 $           52,646
       Net appreciation (depreciation) in fair value of investments (note 5)                  (50,303)            15,976
                                                                                        --------------    ---------------

                  Net investment income                                                         2,641             68,622

    Contributions - participants (note 2)                                                     190,080            190,603
                                                                                        --------------    ---------------

                  Total additions                                                             192,721            259,225

Deductions from net assets attributed to benefits paid
    to participants (notes 2 and 3)                                                           (87,289)           (69,097)
                                                                                        --------------    ---------------

                  Net increase                                                                105,432            190,128

Net assets available for benefits at beginning of year                                        746,664            556,536
                                                                                        --------------    ---------------

Net assets available for benefits at end of year                                     $        852,096 $          746,664
                                                                                        ==============    ===============


See accompanying notes to financial statements.

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)  General Information

     The Triangle Pacific Corp. Non-Union Hourly Employees' 401(k) Plan (the
     Plan) became effective on July 1, 1996. On July 22, 1998, Triangle Pacific Corp. was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The Board of Directors of Triangle Pacific Corp. intends to continue providing retirement benefits through the Company's defined contribution plans.

(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.

     (a)  General

          The Plan is a defined contribution plan which provides retirement benefits to hourly employees of Triangle Pacific Corp. (the Company) who are not members of a collective bargaining agreement who work at least 1,000 hours annually, with new participants required to be at least 21 years of age and employed by the Company at least one year. The Plan is administered by Bruce Hardwood Flooring, LLC, a subsidiary of Triangle Pacific Corp., and advised by the profit sharing Committee appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

          Participants are permitted to contribute up to 10% of their eligible compensation to the Plan, as defined by the Plan documents. Participants may elect to invest their contributions in any of the available investment funds offered by the Fidelity Management Trust Company, the Trustee. Participants are able to direct all contributions to their account in 10% increments to the investment funds offered by the Trustee. Participants are immediately fully vested in their voluntary contributions plus actual earnings thereon.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     (d)  Investment Options

          Elective and nondeductible contributions may be invested in a guaranteed income fund, fixed income funds, equity funds or a money market fund at the option of the participating employee. The Plan has investment options available to which participants may allocate their contributions as follows:

          . Armstrong Holdings, Inc. Common Stock - Effective April 1, 1999, the Plan was amended to include Armstrong World Industries, Inc. common stock as one of the investment options. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. Armstrong Holdings, Inc. is publicly traded on the New York Stock Exchange. On December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Triangle Pacific Corp. was not included in the filing. As of December 19, 2000, the Plan was amended to eliminate the Armstrong Holdings, Inc. Common Stock fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

          . Fidelity Magellan Fund - The Fidelity Magellan Fund is a diversified portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks or both.

          . Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking reasonable income by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

          . Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers' Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

          . Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

          . Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long term. The fund pursues this goal with diversified investments of stocks, bonds and short-term and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

          . Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities. These securities may include, but are not limited to, high-quality short-term U.S. dollar denominated money market securities, domestic and foreign issuers.

     (e)  Payment of Benefits

          On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum distribution or a rollover into another investment. Any disbursement less than $3,500 is required to become distributed in a lump-sum payment. The timing of the lump-sum payment will be determined by the Plan administrator or disbursed within 30 days upon filing a notice with the Employee Benefits Department.

(3)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value and have been determined based on closing market quotations. Purchases and sales of securities are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Administration Expenses

          In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 2000 and 1999, all significant expenses were paid by the Company ($8,783 in 2000 and $10,000 in 1999, respectively).

     (d)  Payment of Benefits

          Benefits are recorded when distributed.

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     (e)  Rollover Contributions

          Employee rollovers represent receipts from employees receiving distributions from their previous employers' qualified plan(s).

     (f)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(4)  Units

Participant accounts are assigned investment fund units/shares. The net asset value per unit/share by fund/account for the 2000 and 1999 calendar quarters ended is as follows:


                                               2000 quarters ended                            Units at
                           -------------------------------------------------------------    December 31,
                            March 31      June 30       September 30      December 31           2000
                           ------------  -----------   ----------------  ---------------   ----------------
Armstrong Holdings,      $     17.88   $     15.30  $       11.94      $       2.07             4,012
    Inc. common stock
Fidelity Magellan Fund        143.25        134.63         133.84            119.30             1,667
Fidelity Equity Income
    Fund                       50.62         50.37          53.71             53.43             4,326
Fidelity Intermediate
    Bond Fund                   9.75          9.75           9.86             10.04            11,899
Fidelity Overseas  Fund        48.27         45.73          42.42             34.37               676
Fidelity Asset Manager
    Fund                       19.05         18.80          19.11             16.82             4,495
Fidelity Retirement
    Money Market Fund           1.00          1.00           1.00              1.00           191,616


                                               1999 quarters ended                            Units at
                           -------------------------------------------------------------    December 31,
                            March 31      June 30       September 30      December 31           1999
                           ------------  -----------   ----------------  ---------------   ----------------
Armstrong Holdings,
    Inc. common stock    $     45.19   $     57.81  $       44.94      $      33.37               191
Fidelity Magellan Fund        129.75        129.77         122.02            136.63             1,498
Fidelity Equity Income
    Fund                       55.92         61.63          56.03             53.48             3,548
Fidelity Intermediate
    Bond Fund                  10.16          9.96           9.88              9.76             9,410
Fidelity Overseas  Fund        36.99         38.88          41.11             48.01               587
Fidelity Asset Manager
    Fund                       17.54         18.08          17.28             18.38             3,629
Fidelity Retirement
    Money Market Fund           1.00          1.00           1.00              1.00           156,671

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(5)  Investments

The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 2000 and 1999:

                                                      Fair value
                                          ------------------------------------
                                                 2000               1999
                                          -----------------  -----------------

   Fidelity Magellan Fund               $        198,914  $         204,625
   Fidelity Equity Income Fund                   231,114            189,749
   Fidelity Intermediate Bond Fund               119,463             91,837
   Fidelity Asset Manager Fund                    75,608             66,694
   Fidelity Retirement Money Market Fund         191,616            156,671
   Other - less than 5%                           31,525             34,562
                                          -----------------  -----------------
             Total investments          $        848,240  $         744,138
                                          =================  =================

During 2000 and 1999, the Plan's investments had net realized and unrealized gains (losses) as follows:

                                              2000            1999
                                           --------------  ---------------
                                         $     (12,752)  $      (3,450)
   Common stock

   Equity Funds                                (34,340)         20,183
   Fixed Income Funds                            3,251          (4,170)
   Equity/Fixed Income Funds                    (6,462)          3,413
                                           --------------  ---------------

    Net appreciation (depreciation) in
         fair value of investments      $      (50,303)  $      15,976
                                           ==============  ===============

       The components of investment income for the years ended December 31, 2000 and 1999 are as follows:

                                                 2000           1999
                                           --------------  ---------------

Investment income:
    Interest and dividend income         $      52,944    $     52,646
    Net appreciation (depreciation) in
      fair value of investments                (50,303)         15,976
                                           --------------  ---------------
                                         $       2,641    $     68,622
                                           ==============  ===============

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(6)  Tax Status of the Plan

     The Company has not yet received a determination letter from the Internal Revenue Service as of December 31, 2000. However, the Plan administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7)  Plan Termination

     Although it has not expressed intent to do so, the Plan administrator has the right to terminate the Plan at any time, subject to the provisions of ERISA.

(8)  Related Party Transactions

     Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Triangle Pacific Corp. is a wholly-owned subsidiary of Armstrong World Industries, Inc. Fidelity Management Trust Company is the Trustee as defined by the Plan. Therefore, transactions involving these entities and funds qualify as party-in-interest transactions.

(9)  Subsequent Events

     Effective April 2, 2001, the Plan document was amended to decrease the eligible participation age from 21 to 18 years old.

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES 401(k) PLAN

                Schedule of Assets Held for Investment Purposes

                        at end of year December 31, 2000


                                                                                 Current
   Identity of issuer           Description of investment                          value
---------------------------  ------------------------------------------   ----------------

Armstrong Holdings, Inc.*    Common stock                               $           8,277

Fidelity Investments*        Fidelity Magellan Fund                               198,914

Fidelity Investments*        Fidelity Equity Income Fund                          231,114

Fidelity Investments*        Fidelity Intermediate Bond Fund                      119,463

Fidelity Investments*        Fidelity Overseas Fund                                23,248

Fidelity Investments*        Fidelity Asset Manager Fund                           75,608

Fidelity Investments*        Fidelity Retirement Money Market Fund                191,616
                                                                          ----------------
                                     Total investments                  $         848,240
                                                                           ================


* Party-in-interest

See accompanying independent auditors' report.